

Mail Stop 4720

June 26, 2018

Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

    Re: X Financial
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted June 21, 2018
           CIK No. 0001725033

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that throughout the registration statement, excluding revenue related disclosures, you use the term "customers" to refer to borrowers. Tell us your basis for referring to the borrower as customer and how this aligns with the underlying contracts with the borrowers.

Delinquency Rate by Vintage, page 99

2.   You state that under the New ZhongAn Model, the delinquency rates of your loan products do not directly impact your financial statements after September 2017. Please address the following:

- Considering your obligation to compensate ZhongAn up to an agreed upon percentage of the principal at loan facilitation - which is renegotiated quarterly based on actual defaults - and the change in fair value of the related financial guarantee derivative of RMB 46.1M or 32% of net income for the period ending March 31, 2018, please revise your disclosure to address this inconsistency.

- Enhance your Discussion of Key Balance Sheet Items on page 112 to explain what drove the period-over-period increases in your derivative liabilities.

Loss of Contingent Liabilities, page 109

3.   We note your response to comment 3 and that the loss of contingent liabilities of RMB 182.6M was primarily due to the fact that Xiaoying Card Loan borrowers were not able to borrow from other online lending platforms to fund their repayments due to tightening industry regulations which included the prohibition of "cash loans." Please address the following:

- Clarify within the stages of your Transaction Process as disclosed on page 156, how you evaluate a borrower's ability to fund repayment obligations, including how you consider the risk of future borrower indebtedness;

- Enhance your risk factor discussions on pages 31 and 32 to discuss the material impact to your financial statements as a result of the loss contingent guarantee liabilities recognized for the periods ending December 31, 2017 and March 31, 2018 due to borrowers inability to obtain cash loans to fund repayments and banking policies requiring increased working capital; and

- Add a Risk Factor addressing the risk to the industry and investors of borrowers' practice of borrowing from other online lending platforms to fund their repayments and the resulting potential impact to your business and financial statements.

Guarantee Liabilities, page 111

4.   We acknowledge your response to comment 4. We note that you attribute the period over period increase in your guarantee liabilities from December 31, 2016 to December 31, 2017 partially to the change in delinquency rate. Considering that net payouts - which represent borrower defaults net of amounts subsequently collected from the borrower - drove the change in your guarantee liability as reflected on page F-46, please revise your

disclosure to address how the period over period change in net payouts contributed to the period over period change in guarantee liabilities.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-16

5.   We note in Section 4.1 of the Service Agreement between you and the investor a description of contingent fee from the investor. Please provide to us a description of the economics of the fee, how the amount of the fee is calculated, and how you account for the fee. In addition, provide us with an illustration of such a fee to demonstrate how it operates. Last, tell us where you recognize revenue for this fee and the amount of revenue recognized for the periods presented in your recent DRS/A.

6.   We understood from Section 2.2 of the Consulting Service Agreements with the borrower and Section 3.1 of the Loan Contracts between the borrower and the investor that the borrower is aware of the fee charged by you and by the investor, respectively, under each agreement and considers each fee when making a financing decision. Please clarify the total fee that the borrower considers when making his or her financing decision. For example, is the borrower only legally obligated to pay the stated interest rate to the investor (from which the Company's service fee is deducted) or is the borrower legally obligated to pay both the stated interest rate to the investor and the service fee to the Company? Please point us to the contractual terms that dictate the fees the borrower considers when making a financing decision.

7.   The Consulting Service Agreements (e.g., Sections 1.2 and 2.1) with the borrower appear to indicate that you perform a matching service for the borrower that conveys a benefit to the borrower in exchange for a fee. Please reconcile for us the contractual terms of your agreements with your accounting conclusion under ASC 606 that the borrower is not a customer. Include in your response a step-by-step illustration of the life of the loan that shows the fees assessed, the payments made by each party, and the timing of each payment. In addition – and acknowledging your response to comment 45 in your letter dated February 28, 2018– include an illustration of a loan defaulted by a borrower, along with an explanation as to whether you have the ability to pursue collection from the borrower for amounts owed to you under the Consulting Services Agreement in situations where the borrower defaults before ever making a payment.

8.   We understood from our conference call on June 19, 2018, that you combine the contracts between you and the investor and you and the borrower when accounting for revenue from contracts with customers.

        •   Please explain to us how you considered the guidance in ASC 606-10-25-9 in determining that these contracts may be combined when the investor and borrower are not the same customer (or related parties of the customer);

- Please help us understand the effects on your financial reporting if you do not combine contracts. To this end, we understood from our conference call on June 19, 2018, that one effect would be a gross-up of revenues and bad debt expense on the income statement and of accounts receivable and an allowance for bad debts on the balance sheet. Please explain to us any other effects, as well as how you would determine the amount of fee that is from the borrower that would be subject to the gross-up versus the amount of fee that is from the investor that would be subject to implicit price concession.

Note 4. Fair Value of Assets and Liabilities, page F-40 & F-73

9.   We note your response to comment 7 and your disclosure on page F-17 in which you state that your contractual obligation at any time is limited to the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated as pre-agreed with ZhongAn (the "Cap"). Please address the following:

- Disclose why your guarantee derivative liability includes the difference between the Cap and the total amount of guarantee fees contractually due, net of estimated defaults and prepayments, and not the lower of as disclosed;

- Disclose that your contractual obligation of total guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, is net of estimated defaults, and prepayments;

- You disclose that total Xiaoying Card Loan products related to the guarantee derivative liabilities facilitated during the three months ended March 31, 2017 was RMB 6,209,207,944. Please confirm and revise accordingly that such loans relate to the three months ended March 31, 2018; and

- Disclose the underlying calculation of the estimated payment to ZhongAn based on the pre-agreed Cap of RMB 487,476,969 and discuss why such amount does not equal total Xiaoying Card loan products for the three months ended March 31, 2018 at the applied Cap rate of 8.62%.

Note 8. Guarantee Liabilities, pages F-45 & F-80

10.   Please revise your next amendment to include the reconciliation provided in response to comment 8.

       You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Li He, Esq.